CUSIP No. 784933103	Page 1 of 12 Pages

UNITED STATES
Securities and exchange commission

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 8)*

Under the Securities Exchange Act of 1934

SPAR Group, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

784933103
(CUSIP Number)

Robert G. Brown

333 Westchester Avenue, South Building, Suite 203

White Plains, NY 10604

(914) 332-4100
(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 8, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 784933103	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON Robert G. Brown, individually
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3 to the Original Schedule 13D)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,926,018
	8	SHARED VOTING POWER 3,230,900*
	9	SOLE DISPOSITIVE POWER 2,926,018
	10	SHARED DISPOSITIVE POWER 3,230,900*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,445,611**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.3%**
14	TYPE OF REPORTING PERSON IN

*	Includes 1,109,625 shares of Common Stock of SPAR Group, Inc. (the “Company”) held in the SP/R, Inc. Defined Benefit Pension Trust (the “Trust”) maintained for the benefit of the SP/R, Inc. Defined Benefit Pension Plan (the “Plan”), the participants of which are current and former employees of SP/R, Inc. Mr. Brown is a former employee of SP/R, Inc. and is a participant in the Plan. Mr. Brown is not a trustee of the Trust and disclaims beneficial ownership of the shares of Common Stock held in the Trust. This amount also includes 2,000,000 shares of Common Stock of the Company held by Innovative Global Technologies, LLC (the “LLC”), of which Mr. Brown is the sole member and manager.
**	Includes 5,288,693 shares of Common Stock of the Company beneficially owned by William H. Bartels, Vice Chairman and a member of the Company’s Board of Directors. Mr. Brown may act in concert with Mr. Bartels, the Trust and the LLC with respect to certain matters, which are discussed in Item 4 of this Schedule 13D/A. As a result, the Reporting Persons and Mr. Bartels may be deemed to comprise a “group” within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder. The group may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) all of the shares of Common Stock of the Company beneficially owned by the Reporting Persons and Mr. Bartels. However, Mr. Brown expressly disclaims beneficial ownership of the 5,288,693 shares beneficially owned by Mr. Bartels. Mr. Bartels expressly retains sole voting and dispositive power over such 5,288,693 shares, which shares were not included as part of the Prior Requests or the December Request, as described in Item 4 below. Mr. Bartels has filed a separate Schedule 13D with respect to his interests.

CUSIP No. 784933103	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON SP/R, Inc. Defined Benefit Pension Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3 to the Original Schedule 13D)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,109,625
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,109,625
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,445,611*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.3%*
14	TYPE OF REPORTING PERSON OO

*	Includes 3,047,293 shares of Common Stock of the Company beneficially owned by Mr. Brown, 5,288,693 shares of Common Stock of the Company beneficially owned by Mr. Bartels and 2,000,000 shares of Common Stock of the Company owned by the LLC. The Trust may act in concert with Mr. Brown, Mr. Bartels and the LLC with respect to certain matters, which are discussed in Item 4 of this Schedule 13D/A. As a result, the Reporting Persons and Mr. Bartels may be deemed to comprise a “group” within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder. The group may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) all of the shares of Common Stock of the Company beneficially owned by the Reporting Persons and Mr. Bartels. However, the Trust has neither sole nor shared voting or dispositive power over the 2,477,973 shares beneficially owned by Mr. Brown or the 2,000,000 shares held by the LLC and expressly disclaims beneficial ownership of such shares. The Trust also expressly disclaims beneficial ownership of the 5,288,693 shares beneficially owned by Mr. Bartels. Mr. Bartels expressly retains sole voting and dispositive power over such 5,288,693 shares, which shares were not included as part of the Prior Requests or the December Request, as described in Item 4 below. Mr. Bartels has filed a separate Schedule 13D with respect to his interests.

CUSIP No. 784933103	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON Innovative Global Technologies, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3 to the Original Schedule 13D)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,445,611*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.3%*
14	TYPE OF REPORTING PERSON OO

*	Includes 3,047,293 shares of Common Stock of the Company beneficially owned by Mr. Brown, 5,288,693 shares of Common Stock of the Company beneficially owned by Mr. Bartels and 1,109,625 shares of Common Stock of the Company held in the Trust. The LLC may act in concert with Mr. Brown, Mr. Bartels and the Trust with respect to certain matters, which are discussed in Item 4 of this Schedule 13D/A. As a result, the Reporting Persons and Mr. Bartels may be deemed to comprise a “group” within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder. The group may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) all of the shares of Common Stock of the Company beneficially owned by the Reporting Persons and Mr. Bartels. However, the LLC has neither sole nor shared voting or dispositive power over the 2,477,973 shares beneficially owned by Mr. Brown or the 1,109,625 shares held in the Trust and expressly disclaims beneficial ownership of such shares. The LLC also expressly disclaims beneficial ownership of the 5,288,693 shares beneficially owned by Mr. Bartels. Mr. Bartels expressly retains sole voting and dispositive power over such 5,288,693 shares, which shares were not included as part of the Prior Requests or the December Request, as described in Item 4 below. Mr. Bartels has filed a separate Schedule 13D with respect to his interests.

CUSIP No. 784933103	Page 5 of 11 Pages

SCHEDULE 13D/A

Item 1.	Security and Issuer

This Amendment No. 8 to Schedule 13D (this “Amendment”) amends and supplements the information set forth in the Schedule 13D originally filed by Mr. Brown with the Securities and Exchange Commission (“SEC”) on July 19, 1999 (the “Original Schedule 13D”) relating to the common stock, $0.01 par value per share (the “Common Stock”), of SPAR Group, Inc., a Delaware corporation (the “Company” or “SGRP”), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on June 1, 2018 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D filed with the SEC on August 6, 2018 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D filed with the SEC on September 19, 2018 (“Amendment No. 3”), Amendment No. 4 to the Original Schedule 13D filed with the SEC on January 25, 2019 (“Amendment No. 4”), Amendment No. 5 to the Original Schedule 13D filed with the SEC on August 19, 2019 (“Amendment No. 5”), Amendment No. 6 to the Original Schedule 13D filed with the SEC on September 13, 2019 (“Amendment No. 6”) and Amendment No. 7 to the Original Schedule 13D filed with the SEC on December 26, 2019 (“Amendment No. 7”). The Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7, is hereinafter referred to as the “Schedule 13D.” The address of the principal executive offices of the Company is 333 Westchester Avenue, South Building, Suite 204, White Plains, New York 10604.

This Amendment is being filed jointly by Mr. Robert G. Brown, the SP/R, Inc. Defined Benefit Pension Trust (the “Trust”) and Innovative Global Technologies, LLC (the “LLC”), collectively referred to as the “Reporting Persons,” to amend the information disclosed in the Schedule 13D as set forth herein. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

As of the date of this Amendment, the Reporting Persons may be deemed to beneficially own, in the aggregate, 11,445,611 shares of the Common Stock of the Company, which represents approximately 54.3% of the outstanding Common Stock of the Company. The percentages in this Amendment are calculated based upon 21,093,762 outstanding shares of Common Stock as of November 13, 2019, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 filed with the SEC on November 14, 2019.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Mr. Brown, alone or in conjunction with other stockholders, has determined from time to time, to engage with the Company’s Board of Directors (the “Board”) and to take actions in his capacity as a significant stockholder to strengthen the Company’s corporate governance. Under the Company’s Amended and Restated By-Laws (the “By-Laws”), stockholders have the right to call special meetings of stockholders, to take action by written consent in lieu of a meeting and to propose business to be presented for a vote at the annual meeting of stockholders. SEC rules also permit stockholders to include proposals in a registrant’s annual meeting proxy statement when certain requirements enumerated in such rules are met. Previous actions taken by Mr. Brown and Mr. Bartels are described in Amendment No. 1, Amendment No. 2, Amendment No. 3, and Amendment No. 4, previous actions taken by Mr. Brown and the Trust are described in Amendment No. 5 and Amendment No. 6 and previous actions taken by Mr. Brown, the Trust and the LLC are described in Amendment No. 7.

CUSIP No. 784933103	Page 6 of 11 Pages

On February 8, 2020, the Reporting Persons delivered to the Chairman of the Board a written request (the “Stockholder Proposals”) that the Company put three proposals to a stockholder vote at the 2020 annual meeting of stockholders (the “2020 Annual Meeting”) in accordance with Rule 14a-8 under the Securities Exchange of 1934, as amended, or alternatively, in accordance with Section 2.11(b) of the By-Laws.

In particular, the Trust requested that the Company’s stockholders vote at the 2020 Annual Meeting on a proposal to amend Section 3.04 of the By-Laws to provide that all vacancies on the Board may be filled by the directors then in office or by stockholders. The current By-laws permit only the Board to fill certain vacancies for a period of 90 days, at which point the stockholders may fill any such vacancies.

Mr. Brown requested that the Company’s stockholders vote at the 2020 Annual Meeting on a proposal to amend Section 2.07 of the By-Laws to provide that at any meeting of stockholders at which a quorum is present, subject to applicable law (i) directors shall be chosen by a majority of the outstanding shares entitled to vote and (ii) directors may be removed by the votes of a majority of the votes cast; provided, that, if a special meeting of stockholders is called under Section 2.02 by stockholders, then a director shall be chosen by a majority of the votes cast at any such special meeting of stockholders at which a quorum is present. With respect to the election and removal of directors, Section 2.07 of the current By-Laws provides that (i) directors shall be chosen by a majority of the votes cast and (ii) directors may be removed by the votes of a majority of the shares then entitled to vote for directors.

The LLC requested that the Company’s stockholders vote at the 2020 Annual Meeting on a proposal to amend Section 2.02 of the By-Laws to provide that a special meeting of stockholders shall be called promptly by certain officers of the Company upon the delivery of the written request for such a meeting from stockholders owning one-fifth (20%) of the shares of the Company then issued and outstanding and entitled to vote on matters to be submitted to stockholders at the meeting. Currently, in order to call a special meeting, stockholders owning one-fourth (25%) of the shares of the Company then issued and outstanding must deliver a special meeting request.

Mr. Bartels did not participate in the Stockholder Proposals.

It is the expectation of the Reporting Persons that the proposals set forth above will be presented to Company stockholders for a vote at the 2020 Annual Meeting. The foregoing summary of the Stockholder Proposals is qualified in its entirety by the full text of the Stockholder Proposals, which is filed as Exhibit 17 to this Amendment and incorporated herein by reference.

CUSIP No. 784933103	Page 7 of 11 Pages

Except as otherwise set forth in this Item 4, the Reporting Persons (alone or in conjunction with other stockholders of the Company) currently have no plan or proposal which relates to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D; provided, such plans or proposals may have been considered, and may from time to time hereafter be considered. The Reporting Persons may also acquire or dispose of Company securities in the ordinary course.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(c)	No transactions in the Common Stock of the Company have been effected by the Reporting Persons or Mr. Bartels in the past 60 days.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 17	Written Request of Stockholders of SPAR Group, Inc. to Add Proposals to the 2020 Annual Shareholders Meeting delivered on February 8, 2020.

CUSIP No. 784933103	Page 8 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certify that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated: February 11, 2020

/s/ Robert G. Brown
Robert G. Brown

/s/ Kimberly M. Villani
Kimberly M. Villani, Trustee of the SP/R, Inc. Defined Benefit Pension Trust

/s/ Rory W. Brown
Rory W. Brown, Trustee of the SP/R, Inc. Defined Benefit Pension Trust

/s/ Robert G. Brown
Robert G. Brown, Manager of Innovative Global Technologies, LLC

CUSIP No. 784933103	Page 9 of 11 Pages

Exhibit 17

WRITTEN request of Stockholders

of sPAR Group, Inc.

TO Add PROPOSALS TO THE 2020 ANNUAL SHAREHOLDERS MEETING

The undersigned record stockholders (“Stockholders”) of SPAR Group, Inc., a Delaware corporation (the “Company”), hereby request that the Company put to a shareholder vote the proposals below at the 2020 annual meeting of stockholders (“2020 Annual Meeting”) in accordance with Rule 14a-8 under the Securities Exchange of 1934, as amended (“Rule 14a-8”), or alternatively, in accordance with Section 2.11(b) of the Company’s Amended and Restated By-Laws (“By-Laws”).

•	A proposal by SP/R Defined Benefit Pension Trust to replace Section 3.04 of the By-Laws in its entirety with the following:

Section 3.04.     Vacancies and Additional Directorships. If any vacancy or newly created directorship shall occur among the directors for any reason (including death, retirement, resignation, removal, with or without cause, or as the result of an increase in the number of directors), any such vacancy or newly created directorship may be filled by (i) a vote of the stockholders, or (ii) the directors then in office, though less than a quorum, or by the sole remaining director.

•	A proposal by Robert G. Brown to replace Section 2.07 of the By-Laws in its entirety with the following:

Section 2.07. Voting. Except as otherwise provided by the Certificate or Applicable Law: (a) each stockholder shall be entitled to one vote for each share of the Corporation’s stock entitled to vote on the matter registered in his name on the books of the Corporation on the applicable record date, as determined in accordance with Section 8.01 of these By-Laws; and (b) at any meeting of stockholders at which a quorum is present, (i) directors shall be chosen by a majority of the outstanding shares entitled to vote, (ii) directors may be removed by the votes of a majority of the votes cast (iii) all other questions brought before the stockholders shall be determined by a majority of the votes cast. For clarity, votes cast do not include abstentions, non-votes or inconclusive votes (i.e., no box clearly checked, multiple boxes checked, and the like) respecting any candidate or matter. However, notwithstanding anything in Section 2.07 to the contrary, if a Special Meeting is called under Section 2.02 by stockholders, then at that Special Meeting a director shall be chosen by a majority of the votes cast at any such meeting of stockholders at which a quorum is present. For purposes of the foregoing, two or more classes or series of stock shall be considered a single class if the holders thereof are entitled to vote together as a single class at the meeting.

CUSIP No. 784933103	Page 10 of 11 Pages

•	A proposal by Innovative Global Technologies LLC. to replace Section 2.02 of the By-Laws in its entirety with the following:

Section 2.02. Special Meetings. Special meetings of the stockholders for any proper purpose or purposes may be called at any time by the Board, the Chairman, the Vice Chairman or the Chief Executive Officer to be held on such date and at such time and place (within or without the State of Delaware) as the person or persons calling the meeting shall direct. A special meeting of the stockholders also may be called by the Secretary or any Assistant Secretary at the direction of the Board, the Chairman, the Vice Chairman or the Chief Executive Officer or the Secretary. A special meeting of the shareholders shall be called promptly by the Chairman, Vice Chairman, the Chief Executive Officer or the Secretary whenever such Officer receives Physical Delivery of the written request for such a meeting from stockholders owning one-fifth (20%) of the shares of the Corporation then issued and outstanding and entitled to vote on matters to be submitted to stockholders at the meeting. Any such written request by the stockholders shall state a proper purpose or purposes for the meeting, to which other purposes may be added by the Board, the Chairman, the Vice Chairman, or the Chief Executive Officer (or by the Secretary or Assistant Secretary at the direction of any of them) in submitting notice of the special meeting to the stockholders. At any special meeting, however called, only such business as is related to the purpose or purposes set forth in the notice to stockholders may be transacted.

Under Section 2.11(b) of the By-Laws, for a proposal to be properly brought before an Annual Meeting, a stockholder’s proposal must have been delivered to, or received at, the principal executive offices of the Corporation not later than the 90th day prior to the first anniversary of the preceding year’s Annual Meeting, to the Chairman, Vice Chairman, Chief Executive Officer or Secretary of the Company. The Stockholders expect that the Company will bring these proposals to a vote of the stockholders at the 2020 Annual Meeting.

Each Stockholder intends to continue to hold the requisite number of securities under Rule 14a-8 through the date of the 2020 Annual Meeting.

[Signature page follows.]

CUSIP No. 784933103	Page 11 of 11 Pages

In witness whereof, the undersigned have executed this request.

/s/ Robert G. Brown
Robert G. Brown

Dated: February 6, 2020

SP/R, Inc. Defined Benefit Pension Trust

By:	/s/ Rory W. Brown
Name: Rory W. Brown
Title: Trustee

Dated: February 6, 2020

/s/ Kimberly M. Villani
Name: Kimberly M. Villani
Title: Trustee

Dated: February 6, 2020

International Global Technologies, LLC.

By:

/s/ Robert G. Brown
Name: Robert G. Brown
Title: Trustee

Dated: February 6, 2020